UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SEC FILE NUMBER

000-54080

CUSIP NUMBER

48132B105

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2014_
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For Transition Period Ended:

PART I – REGISTRANT INFORMATION

Juhl Energy, Inc.
Full Name of Registrant

Former Name if Applicable

1502 17th Street SE
Pipestone, Minnesota 56164

Address of Principal Executive Office

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, because the audit, financial statements, review by auditor and XBRL formatting for the period are incomplete.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kristen Baracy - (312) 454-0015

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes☒ No☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes☒     No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the completion of the Company’s 2014 results remains in progress, the Company is unable to state with specificity the amount of net income or loss it expects to report for the fourth quarter of 2014. For the fourth quarter of 2013 and the full year 2013, the Company reported a net loss of approximately $348,000 and net loss of approximately $3,046,000, respectively. For the nine month periods ended September 30, 2014 and 2013, the Company reported net loss of $4,157,000 and $2,699,000, respectively, an increase in the net loss of approximately $1,458,000. The Company expects that, the net loss for the fourth quarter of 2014 would exceed the net loss for the 2013 fourth quarter by approximately $1,100,000, principally as a result of the following: impairment associated with the Winona Wind Farm asset in the approximate amount of $1,800,000 in 2014 and offset by a one-time contingent payment accrual of approximately $650,000 that had been included in the fourth quarter of 2013.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, which may be identified by the words “will,” “may,” “anticipate,” “estimate,” “expect” and similar expressions, by their nature address matters that are, to different degrees, uncertain and involve a number of assumptions and risks that could cause actual results to differ materially from those expressed in any forward-looking statements.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the following: the timing and nature of the final resolution of the accounting issues discussed in this Form 12b-25, any delay in the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, with the Securities and Exchange Commission (SEC), changes in the estimates and adjustments in this Form 12b-25 due to ongoing review of the Company’s annual financial statements and additional uncertainties related to accounting issues generally. Please refer to additional risk factors contained in the Company’s Registration Statement on Form S-1/A filed with the SEC on July 29, 2014. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Such forward-looking statements speak only as of the date they are made and, except for our ongoing obligations under the U.S. federal securities laws, we undertake no obligation to update or revise forward-looking statements whether as a result of new information, future events or otherwise.

JUHL ENERGY, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015	By: /s/John Brand

Chief Financial Officer

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